Filed by Avanex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6 of the
Securities Exchange Act of 1934
Subject Company: Oplink Communications, Inc.
Commission File No. 333-85906

The following is a letter sent to stockholders of Avanex Corporation and Oplink Communications, Inc. from Paul Engle and Fred Fromm.

Dear Stockholder,

We recently mailed to you proxy materials for a Special Meeting of Stockholders to be held on August 15, 2002, regarding the proposed merger of Avanex and Oplink Communications, and according to our records, your vote has not been received.

Your shares can not be voted unless you give your specific instructions and sign, date, and return your proxy card.

The boards of directors of both companies unanimously recommend that stockholders vote “FOR” the proposed merger.

Your vote is extremely important. Please vote today, using the enclosed proxy card and return envelope.

Sincerely,

Paul Engle President and Chief Executive Officer Avanex Corporation	Frederick Fromm President and Chief Executive Officer Oplink Communications, Inc.

Additional Information About the Merger and Where to Find It

On July 15, 2002, Avanex filed a registration statement with the SEC containing a definitive joint proxy statement/prospectus regarding the Merger. Investors and security holders of Avanex and Oplink are urged to read the definitive joint proxy statement/prospectus filed with the SEC on July 15, 2002 and any other relevant materials filed by Avanex and Oplink with the SEC because they contain, or will contain, important information about Avanex, Oplink and the Merger. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Avanex or Oplink with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the materials filed with the SEC by Avanex and Oplink by contacting Avanex or Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the definitive joint proxy statement/prospectus that has been mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the Merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the Merger by reading the definitive joint proxy statement/prospectus as filed by Avanex with the SEC on July 15, 2002.